Exhibit (h)(xx)

Amended and Restated

EXPENSE Limitation/reimbursement AGREEMENT

This Agreement is entered into as of the 30th day of March, 2016, as amended and restated January 28, 2021, by and between Gotham Asset Management, LLC (the “Adviser”) and FundVantage Trust (the “Trust”), on behalf the Gotham Hedged Plus Fund (the “Fund”).

WHEREAS, the Adviser desires to contractually agree to reduce its advisory fee and/or reimburse certain of the Fund’s operating expenses to ensure that the Fund’s total operating expenses, excluding taxes, “Acquired Fund Fees and Expenses” (as defined in Form N-1A), dividend and interest expense on securities sold short, interest, extraordinary items, and brokerage commissions, do not exceed the levels described below; and

WHEREAS, effective January 28, 2019, the Adviser extended the term of this Agreement for an additional one year period ending January 31, 2021; and

WHEREAS, effective January 31, 2021, the Adviser desires to extend the term of this Agreement for an additional one year period ending January 31, 2022.

NOW, THEREFORE, the parties agree as follows:

Fee Reduction. The Adviser agrees that from the commencement of operations of the Fund through January 31, 2022, it will reduce its compensation and/or reimburse certain expenses for the Fund, to the extent necessary to ensure that the Fund’s total operating expenses (exclusive of taxes, "Acquired Fund Fees and Expenses," dividend and interest expense on securities sold short, interest, extraordinary items, and brokerage commissions), do not exceed (on an annual basis) 1.15%, as a percentage of the Fund’s average daily net assets for the period from March 30th, 2016 through January 31, 2022.

Fee Recovery. The Adviser shall be entitled to recover from the Fund, subject to approval by the Board of Trustees of the Trust, amounts waived or reimbursed by the Adviser with respect to the Fund pursuant to this Agreement for a period of up to three (3) years from date on which the Adviser reduced its compensation and/or assumed expenses for the Fund.

Term. This Agreement shall terminate on January 31, 2022, or at an earlier date upon the discretion of the Board of Trustees of the Trust, unless extended, terminated, modified or revised by the mutual agreement of the parties, as provided for in writing.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the parties hereto has caused this Amended and Restated Expense Limitation/Reimbursement Agreement to be executed in its name and on its behalf by its duly authorized representative as of January 28, 2021.

Gotham Asset Management, LLC

By:	/s/ Louis LaRocca
Name:	Louis LaRocca
Title:	General Counsel & CCO

FundVantage Trust, on behalf of Gotham Hedged Plus Fund

By:	/s/ Joel Weiss
Name:	Joel Weiss
Title:	President

[Signature Page to Amended and Restated Expense Limitation/Reimbursement Agreement]